SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WideOpenWest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96758W101

(CUSIP Number)

Robert Plesnarski

O’Melveny & Myers LLP

1625 Eye Street, NW

Washington, DC 20006

(202) 383-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96758W101

1.	Names of Reporting Persons LB Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None
	8.	Shared Voting Power 6,692,169 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,692,169 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,692,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IA

(1)	LB Partners, LLC is the Investment Manager of LB M3 Partners LP, LB Rule One Partners LP, and LB Day Zero Partners LP (collectively, the “Funds”) in which such shares referred to above are held. As a result, LB Partners, LLC possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. LB Partners LLC disclaims beneficial ownership of any of the shares held by the Funds.

(2)	Calculated based on the 84,566,866 shares of common stock, par value $0.01 per share (the “Common Stock”), of WideOpenWest, Inc. (the “Issuer”), outstanding as of May 3, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 7, 2024 (the “Form 10-Q”).

CUSIP No.	96758W101

1.	Names of Reporting Persons LB M3 Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None
	8.	Shared Voting Power 1,983,527
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,983,527
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,983,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on the 84,566,866 shares of Common Stock outstanding as of May 3, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No.	96758W101

1.	Names of Reporting Persons LB Rule One Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None
	8.	Shared Voting Power 17,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 17,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on the 84,566,866 shares of Common Stock outstanding as of May 3, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No.	96758W101

1.	Names of Reporting Persons LB Day Zero Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power None
	8.	Shared Voting Power 4,691,642
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,691,642
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,691,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on the 84,566,866 shares of Common Stock outstanding as of May 3, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No.	96758W101

1.	Names of Reporting Persons Charles P. Cocke Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,693,869
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,693,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,693,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Cocke is the Managing Member of LB Partners, LLC, the Investment Manager of the Funds. As a result, Mr. Cocke possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by the Funds. Mr. Cocke disclaims beneficial ownership of any of the shares held by the Funds.
(2)	Calculated based on the 84,566,866 shares of Common Stock outstanding as of May 3, 2024, as reported by the Issuer in the Form 10-Q.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of WideOpenWest, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is:

7887 East Bellview Avenue, Suite 1000, Englewood, CO 80111

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

LB Partners, LLC, a Virginia limited liability company.

LB M3 Partners LP, a Delaware limited partnership.

LB Rule One Partners LP, a Delaware limited partnership.

LB Day Zero Partners LP, a Delaware limited partnership.

Charles P. Cocke Jr., a citizen of the United States of America.

The principal business of each Reporting Person is investment in securities.

The shares of Common Stock reported herein are held by LB M3 Partners LP, LB Rule One Partners LP and LB Day Zero Partners LP (collectively, the “Funds”), in the amounts set forth for each such Reporting Person on the cover page hereto. LB Partners, LLC is the investment manager of the Funds and Mr. Cocke is the Managing Member of LB Partners LLC, and accordingly each has the power to vote and dispose or direct the disposition of all the shares of Common Stock owned by the Funds. LB Partners LLC and Mr. Cocke disclaim their beneficial ownership of any of the shares of Common Stock owned by the Funds.

Current information concerning the identity and background of the general partners of the Funds and the directors and officers of LB Partners, LLC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Each Reporting Person’s principal business address is 411-413A East Main Street, Charlottesville, VA 22902.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock using paid-in capital of such Reporting Persons. The total consideration paid by the Funds to acquire the shares of Common Stock reported herein was $26,653,108.

Item 4.	Purpose of Transaction.

On May 30, 2024, the Reporting Persons delivered a letter to the management and board of directors of the Issuer concerning the Reporting Persons’ dissatisfaction with the publicly announced proposal from DigitalBridge Investments, LLC and various Crestview entities to purchase all the outstanding shares of Common Stock not owned by such persons. A copy of the letter is attached hereto as Exhibit 1.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The information set forth on the cover page is hereby incorporated by reference.

(b) The information set forth on the cover page is hereby incorporated by reference.

(c) On May 3, 2024, LB Rule One Partners LP purchased 10,000 shares of Common Stock in the open market at a price of $4.6800 per share. LB Day Zero Partners purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price per Share
May 3, 2024	50,000	$4.4421
May 7, 2024	7,880	$4.6200
May 8, 2024	42,120	$4.6161
May 8, 2024	50,000	$4.5604
May 8, 2024	3,955	$4.5000
May 23, 2024	20,000	$4.6400
May 29, 2024	57,063	$4.7972

Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any person set forth in Annex A hereto, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

As of the date hereof, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Correspondence dated May 30, 2024.
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2024

LB Partners, LLC

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member

LB M3 Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB SPV GP LLC, the General Partner of LB M3 Partners LP

LB Rule One Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Rule One Group LLC, the General Partner of LB Rule One Partners LP

LB Day Zero Partners LP

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.
Title:	Managing Member of LB Day Zero GP LLC, the General Partner of LB Day Zero Partners LP

Charles P. Cocke Jr.

By:	/s/ Charles P. Cocke Jr.
Name:	Charles P. Cocke Jr.

Annex A

General Partners of LB M3 Partners LP

Name/Place of Organization	Principal Occupation	Business Address

LB SPV GP LLC (Delaware limited liability company)	Investment in securities	411-413A East Main Street, Charlottesville, VA 22902

General Partners of LB Rule One Partners LP

Name/Place of Organization	Principal Occupation	Business Address

LB Rule One GP LLC (Delaware limited company)	Investment in securities	411-413A East Main Street, Charlottesville, VA 22902

General Partners of LB Day Zero Partners LP

Name/Place of Organization	Principal Occupation	Business Address

LB Day Zero GP LLC (Delaware limited liability company)	Investment in securities	411-413A East Main Street, Charlottesville, VA 22902

Officers and Directors of LB Partners, LLC

Name/Citizenship	Principal Occupation	Business Address
Charles P. Cocke Jr. (Managing Member) (United States)	Investment in securities	411-413A East Main Street, Charlottesville, VA 22902